

Shubham Bansal · 2nd

Co-founder at Leap Club (YC W21) | EPFL & IIT Delhi alumnus

Delhi, India · 500+ connections · **Contact info**

 **Leap Club**

 **Y Combinator**

Experience



Co-Founder & CEO
Leap Club · Full-time
Jan 2019 – Present · 2 yrs 5 mos
Bengaluru, Karnataka, India

At Leap Club, you can order fresh, organic & healthy groceries from local farms over Whatsapp & have them delivered within 12 hours of harvesting. We are delivering in entire Delhi-NCR.

We are backed by YCombinator (W21) and Social Alpha.

Check us out here : https://leapclub.in/ or get in touch via: shubham@leapclub.in to know more.

 These IIT-Delhi alumni want their online...

 These IIT Delhi Alumni Helped Nilgiri's...



Data Scientist
Discovergy GmbH
Nov 2016 – Jan 2019 · 2 yrs 3 mos
Heidelberg Area, Germany

Developing machine learning powered energy disaggregation tech to identify how much energy is being consumed by appliances at every moment in a house by just analysing its smart meter data.

 DeepNilm meets Bayes: Estimating Uncertaint...

 Deep learning for obtaining a detailed...



Co-Founder
Impactpreneurs
Feb 2016 – Jan 2019 · 3 yrs
New Delhi Area, India

Impactpreneurs is building the world's largest listing of social enterprises.

We want to build the best digital product to bridge the information gap that exists currently in the social/impact space making it easier for investors to find interesting startups, h ...see more



Graduate Researcher
NEC Europe - Smart Energy Research Group
Mar 2016 – Aug 2016 · 6 mos
Heidelberg Area, Germany

- Developed machine learning techniques for disaggregating smart meter energy data for commercial buildings.
- The technique was used to obtain a breakdown of energy consumption of a commercial sports arena in Germany.
...see more



Co-founder & Event Manager
Energy BPT Group - EPFL
Jan 2015 – Jan 2016 · 1 yr 1 mo
Lausanne Area, Switzerland

- Initiated the energy group to facilitate cross-disciplinary discussions around energy issues
- Organized conferences to discuss the technological challenges & business opportunities in the area of smart energy and energy access.

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Education



Y Combinator
2021 – 2021



Ecole polytechnique fédérale de Lausanne
Master of Science (M.S.), Energy Management and Sustainability, 5.51/6
2014 – 2016



Indian Institute of Technology, Delhi
B.Tech, Engineering Physics, 8.53/10
2010 – 2014
Activities and Societies: Enactus IIT Delhi

Skills & endorsements

Solar Energy · 7

Alok Singh and 6 connections have given endorsements for this skill

Renewable Energy Systems · 3

Dennis Meier and 2 connections have given endorsements for this skill

Matlab · 12

Endorsed by **Suyash Somani, who is highly skilled at this**

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